Novan, Inc.
4020 Stirrup Creek Drive
Suite 110
Durham, North Carolina 27703

February 24, 2022

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306

Attn:	Mr. Michael Davis

Re:	Novan, Inc.
Registration Statement on Form S-3
Filed February 18, 2022
File No. 333-262865
Request for Acceleration

Dear Mr. Davis:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Novan, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-262865), so that it may be declared effective at 5:00 p.m., Eastern Time on Friday, February 25, 2022, or as soon thereafter as is practicable.

If you have any questions, please contact me at (919) 485-8080. Thank you in advance for your assistance.

Sincerely,

/s/ John M. Gay
John M. Gay
Chief Financial Officer

cc:	Paula Brown Stafford, Chairman, President and Chief Executive Officer
Amy M. Batten, Partner, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
James R. Jolley, Partner, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.